UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For October 19, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Proposed acquisition of AngloGold Ashanti's Moab Khotsong operations

Johannesburg. 19 October 2017. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) has entered into a definitive agreement ("Transaction Agreement") with AngloGold Ashanti Limited ("AngloGold Ashanti") to acquire the underground mine Moab Khotsong, which incorporates the Great Noligwa underground mine and related infrastructure from AngloGold Ashanti for a consideration of US$300 million in cash (the "Transaction").

The Transaction is subject to approval from Harmony’s shareholders and other conditions precedent, including regulatory approvals. The Board of Harmony has unanimously approved the Transaction and has resolved to recommend the Transaction to its shareholders.

Harmony believes the Transaction is value accretive and will enhance its position as a robust cash-generative gold mining company, with a proven track-record of running assets effectively and efficiently.

"Buying Moab Khotsong means we boost our cash flows by more than 60%, increase our average overall underground recovered grade by 12% and grow our South African underground resource base by 38%.  The Transaction benefits all our stakeholders.  It creates value for our shareholders, preserves jobs and sustains the surrounding mining communities with the potential to significantly extend the life of mine of the Moab Khotsong operations. We believe the South African gold mining environment creates opportunities which Harmony has chosen to capitalise on,” Peter Steenkamp, chief executive officer of Harmony said.

1.
Transaction rationale
The Transaction represents a unique opportunity to acquire a portfolio of South African gold assets which have an excellent strategic, financial, operational and geographical fit with Harmony's current operations in line with its stated merger and acquisition (M&A) criteria. The Transaction:

●
enhances Harmony's near-term production at an attractive all-in sustaining cost (AISC)

●
adds annual gold production in excess off 250koz at an AISC below Harmony's target of US$950/oz;

●
increases Harmony's South African underground resource base by 17.5Moz (an increase of 38%);

●
is a natural strategic fit with Harmony's current asset base providing multiple opportunities to optimise operational performance of the assets and realise synergies

●
increases cashflow and earnings per share at current gold prices from year one;

●
consolidates Harmony's position as a leading gold producer in South Africa; and

●
results in an improved cashflow profile and scale, facilitating Harmony's ability to fund future growth projects.

2.
Stakeholder benefits
Harmony believes the Transaction is beneficial to all its stakeholders, in that it:

●
creates value for Harmony's shareholders and delivers on its strategic objectives;

●
creates further investment and employment opportunities in the South African gold mining sector through the potential extension of the life of mines of the target assets;

●
benefits South Africa and its social transformation agenda; and

●
delivers on Harmony's Black Economic Empowerment ("BEE") commitment.

3.
Target assets, liabilities and Transaction structure
The target assets include two mines:

●
Moab Khotsong mine and related infrastructure; and

●
Great Noligwa mine and related infrastructure.

The Moab Khotsong and Great Noligwa underground mines are located in the Vaal River region and exploit the Vaal reef. Moab Khotsong is the newest undergound mine currently operating in South Africa and has been in operation since 2006. Great Noligwa's operating infrastructure and employees have been incorproated into Moab Khotsong since 2015. The mines produced 280koz of gold in aggregate at an AISC of US$884/oz for the 12 months ended 31 December 2016 and produced 130koz of gold in aggregate at an AISC of US$998/oz for the six months ended 30 June 2017.

As of 31 December 2016, the combined 'above infrastructure' reserves consisted of 1.7Moz of gold at an average grade of 8.8g/t. In addition, Moab Khotsong, including Great Noligwa has a substantial resource base of 17.5Moz of gold with an average grade of 15.7g/t.

In addition, Harmony will acquire:

●
Mispah tailings storage complex;

●
The Great Noligwa and Mispah Gold Plants including the South Uranium Plant

●
The Nuclear Fuels Corporation of South Africa ("Nufcor"), a 100% owned uranium calcining facility and AngloGold Ashanti’s members interest in the Margaret Water Company NPC ("MWC");

●
A pro-rata cash amount currently held in trust for the rehabilitation and environmental liabilities relating to the Target Assets; and

●
All ancillary services and assets related to the above assets.

(collectively the “Target Assets”)

All relevant actual and contingent liabilities (but excluding silicosis claims) (collectively, the “Liabilities”), will be transferred to Harmony.

The Mispah tailings storage complex contains a resource base of over 70 million tonnes of ore with an average gold grade of 0.30g/t. Harmony belives there is considerable scope to convert the acquired facilities to a tailings retreatment operation, in line with its current operations at Phoenix and Central Plant.

The Target Assets produced revenue of R5,327 million, EBITDA (excluding special items) of R2,090 million and profit after tax of R852 million for the year ended 31 December 2016 and produced revenue of R2,195 million, EBITDA (excluding special items) of R664 million and profit after tax of R214 million for the six months ended 30 June 2017. The value of the net assets of Target Assets and Liabilities (excluding shareholder loans) at 31 December 2016 was R3,027 million and R3,032 million at 30 June 2017. The above numbers remain unaudited and unreviewed and final audited and reviewed numbers will be included in the circular to be sent to shareholders.

The Transaction will be implemented as a sale of assets, except for Nufcor and MWC which will be implemented by a sale of shares and members interests, respectively.

4.
Consideration and financing
The purchase consideration of US$300 million will be paid in cash on closing of the Transaction (the "Offer Consideration").

US$100 million of the Offer Consideration will be settled from Harmony's existing US$350 million senior secured term and revolving credit facility. The remaining US$200m will be funded through a fully underwritten US$200 million bridge loan facility. Harmony is assessing various alternatives to optimally repay the bridge, including a potential rights issue.
5.
Black Economic Empowerment ("BEE")
Harmony remains committed to promoting social and economic transformation in the South African mining environment. In this regard, Harmony has successfully concluded a number of BEE transactions that have resulted in empowering a broad-based group of South African citizens and is currently fully empowered under the Mineral and Petroleum Resources Development Act, 2002 (the "MPRDA") and the Mining Charter.

Harmony’s anchor BEE investor, African Rainbow Minerals Limited holds an interest of 14.44%.

Harmony believes that it is fully empowered under the MPRDA and current Mining Charter. Harmony believes the Transaction is positive for South Africa and should result in further investment and employment in the South African gold mining sector.

Harmony has therefore, undertaken to work with AngloGold Ashanti and the DMR to ensure that the Transaction is implemented in a manner that goes beyond compliance and ultimately to the benefit of South Africa.

6.
Other salient terms of the Transaction Agreement
The Transaction Agreement provides for terms customary in agreements of this nature and includes (amongst other things): (i) negotiated representations, warranties, undertakings, indemnities and limitation on liability customary for a transaction of this nature; (ii) a break fee of US$3 million in certain defined circumstances, which includes failure (in certain circumstances) to obtain the approval of the Minister in terms of Section 11 of the MPRDA for implementation of the Transaction and shareholder approval; (iii) provisions governing the operation of the Target Operations during the interim period; and (iv) a specific material adverse change.

7.
Conditions precedent
The Transaction is subject to a number of conditions including, but not limited to:

●
Harmony's shareholders' approval, as this will represent a Category 1 transaction in terms of the JSE Listings Requirements;

●
Approval from the South African Competition Authorities in terms of the Competition Act, 1998;

●
Section 11 approval from the Minister of Resources in terms of the MPRDA;

●
AngloGold Ashanti being released from the KOSH Water Directive issued in relation to the KOSH basin;

●
Approval from the Financial Surveillance Department of the South African Reserve Bank;

●
Transfer, waiver, assignment or cancellation of certain contracts, permits and directives;

●
Approval of the circular by the JSE Limited ("JSE"); and

●
Waiver by the financing providers of AngloGold Ashanti and Harmony, as required.

Harmony and AngloGold Ashanti have committed to engage with the relevant authorities and other stakeholders in order to ensure the conditions are fulfilled as soon as possible.

The Harmony shareholder circular is expected to be posted before the end of calendar year 2017, subject to JSE approval with the Harmony shareholders meeting being held in January 2018 to approve the necessary resolutions to implement the Transaction and the Transaction is expected to close in the first half of 2018.

8.
Harmony’s shareholder support
African Rainbow Minerals Limited which owns 14.44% has provided a letter of support for the Transaction and intends to vote in favour of the transaction or all related resolutions.

9.
Memorandum of Incorporation of acquired companies
Harmony confirms that the provisions of the memorandum of incorporation of those companies acquired will not frustrate Harmony’s compliance with the JSE Listings Requirements and that nothing contained in the memorandum of incorporation of the acquired assets will relieve Harmony from compliance with the JSE Listings Requirements.

10.
Categorisation of Transaction, circular and general meeting
In terms of the JSE Listing Requirements, the Transaction is classified as a category 1 transaction. A circular providing further information and a notice of general meeting is expected to be posted to Harmony shareholders before the end of Calendar 2017 and a general meeting of Harmony shareholders will be held to approve the resolutions proposed.

19 October 2017

Financial advisor and transaction sponsor: UBS
Legal advisor: Bowmans
Technical consultants: SRK Consulting (South Africa) (Pty) Ltd and Fraser McGill Pty Ltd
Mandated bridge providers: UBS Limited, Nedbank Limited, Absa Bank Limited, JP Morgan Securities plc
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Disclaimers
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. This announcement is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Harmony. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.

The financial information disclosed in paragraph 3 has been extracted from the draft financial statements for the Target Assets prepared by AngloGold Ashanti. Harmony is satisfied as to the quality of those financial statements.

The reserves and resources information disclosed in relation to the Target Assets have been extracted from the Mineral Resources and Ore Reserve Report for 2016 of AngloGold Ashanti. The report states that VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, an employee of AngloGold Ashanti, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Person have fulfilled his responsibilities and has consented to the information to be included in the announcement and for his name to be disclosed in this announcement.

Forward looking statements
Certain statements included in this announcement, as well as oral statements that may be made by Harmony, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Harmony, that could cause Harmony’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Harmony’s ability to complete the Transaction, Harmony’s ability to successfully integrate the acquired assets with its existing operations, Harmony’s ability to achieve anticipated efficiencies and other cost savings in connection with the Transaction, Harmony’s ability to increase production, the success of exploration and development activities and other risks. Harmony undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Harmony’s expectations with regard thereto.

This release includes mineral reserves and resources information prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves.

Although Harmony believes that the expectations reflected in any such forward-looking statements (or this announcement) relating to the Transaction are reasonable, the information has not been reviewed or reported on by the reporting accountants and auditors and no assurance can be given by Harmony that such expectations will prove to be correct. Harmony does not undertake any obligation to publicly update or revise any of the information given in this announcement that may be deemed to be forward-looking.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)

or
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

19 October 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 19, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director